Exhibit 16.1

The Audit Committee
T Bancshares, Inc.
c/o Mr. David Carstens
Chairman Audit Committee
16200 Dallas Parkway, Ste. 190
Dallas, Texas 75248

This is to confirm that the client-auditor relationship between T Bancshares, Inc. and JonesBaggett LLP will cease, effective November 1, 2014, in connection with the consummation of the acquisition of JonesBaggett LLP by Whitley Penn LLP.

Dallas, Texas
October 31, 2014